UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

MGP Ingredients, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

55302G 103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302G103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Midwest Grain Products, Inc. Employee Stock Ownership Plan 48-6107197

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Kansas.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,393,647

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,393,647

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,393,647

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer MGP Ingredients, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1300 Main Street Atchison, Kansas 66002

Item 2.
	(a)	Name of Person Filing Midwest Grain Products, Inc. Employee Stock Ownership Plan
	(b)	Address of Principal Business Office or, if none, Residence 1300 Main Street Atchison, Kansas 66002
	(c)	Citizenship Kansas
	(d)	Title of Class of Securities Common Stock, No Par Value
	(e)	CUSIP Number 55302G 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of December 31, 2005:
(a) Amount beneficially owned: 1,393,647
(b) Percent of class: 8.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,393,647
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,393,647

The Midwest Grain Products Employee Stock Ownership Plan disclaims beneficial ownership in all of the above referenced shares.

The reporting person is the principal stock ownership plan of MGP Ingredients, Inc.  The Employee Stock Ownership Plan and each of the subsidiary employee stock ownership plans are managed by five Trustees consisting of Laidacker M. Seaberg, Dick Larson, Randy M. Schrick, Brian Cahill and Dave Rindom, all of whom are employees of MGP Ingredients, Inc. and all of whom have addresses at 1300 Main Street, Atchison, Kansas 66002.  The other MGP Ingredients, Inc. employee stock ownership plan, which is also managed by the five Trustees, and whose shareholdings are included in the 1,393,647 shares mentioned above, is the  Illinois Non Union ESOP.

The Trustees of the Plans are obligated to vote the shares which are allocated to participants (1,393,647 shares at December 31, 2005) in accordance with instructions given by such participants.  Unallocated shares (0 shares at December 31, 2005) are voted by the Trustees.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST GRAIN PRODUCTS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

February 14, 2006
Date
/s/ Laidacker M. Seaberg
Signature
Laidacker M. Seaberg, Trustee and Member of the Administrative Committee
Name/Title